Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE May 21, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Siwash Resource Increased with New 43-101 Calculation

Almaden’s 100% owned Siwash gold deposit is located roughly two kilometres south of Highway 97 and 45 kilometers (km) southeast of Merrit in the Okanagan area of Southern British Columbia, Canada. The mine is known for its very high gold grades and in the 1990's, 51,750 ounces of gold were produced from 18,400 tons of mesothermal quartz vein ore extracted from the B vein system in open pit and underground operations. To date a total of eight mineralised veins have been discovered on the property. Four vein systems have been drilled in the Siwash area: the B system with a strike length of 900 m has been tested down dip to 320 m; the WD zone with a strike length of 650 m has been tested to 370 m down dip; the GCW zone with a strike length of 300 m has been tested to 130 m down dip and the Bullion Creek (BC) zone which has been tested with two holes to a depth of 75 m.

Of these two main veins, the B and WD veins have been the focus of practically all the drilling to date and are the only veins for which a resource has been calculated. Almaden has received a new, National Instrument 43-101 compliant resource estimate from the independent Vancouver based Engineering firm Giroux Consultants Ltd. This calculation used geostatistical methods and incorporated drill results from 2002 and 2003 that were not included in the last estimate which was calculated in 2000 and reported an indicated resource of 87,700 oz (2,727,400 grams) gold in 61,300 tons and a probable reserve of 45,200 oz (1,405,700 gm) gold in 44,500 tons for a total of 141,962 ounces in 123,142 tons.

In the course of analysing the data for the calculation of the new resource estimate it was recognised that, adjacent to both the B and WD vein systems, parallel, less continuous splay veins have been intersected in the drilling. As a result two resource estimates were produced; a two dimensional model which considers only the B and WD veins in what would be an underground mineable resource and a three dimensional model which considers the parallel splay veins, in the B vein only, to allow for the possibility of bulk tonnage mining. It must be noted that the tonnage and volume contained in the second, three dimensional model, would include a significant proportion the B Flat, B Steep and B East vein resource estimated in the 2D resource estimate. A tabular presentation of the two resource estimates are as follows:

Underground 2D Resource Estimate 2004

Measured and Indicated Resource					Inferred Resource
Area	Gold Cutoff Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	20,700	19.41	12,900	500	7.74	100
B Steep Vein	7 g/t	71,800	44.69	103,200	56,800	19.77	38,000
B East Vein	7 g/t	28,900	22.30	20,700	36,200	15.51	18,100
WD Vein	7 g/t	10,600	29.82	10,200	24,700	14.69	11,700
Total	7 g/t	132,000	34.6	147,000	121,200	17.4	67,900

Bulk Mining 3D Resource Estimate 2004

Measured and Indicated Resource				Inferred Resource
Gold Cut off Grade	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold
0.5 g/t	808,200	3.264	84,800	1,488,300	2.570	123,000
1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500

Combining the portions of the 2D underground resource not included in the bulk mining resource, with the 3D bulk mining resource results in a new global inferred, indicated and measured resource for the Siwash Project of resource as tabulated below:

 Combined Global Resource Estimate 2004

Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold
B Flat Vein	7 g/t	19,100	26.7	16,400	500	7.74	100
B Steep Vein	7 g/t	39,700	56.5	69,600	53,300	19.93	34,200
B East Vein	7 g/t	2,800	19.43	1,700	25,800	14.98	12,400
WD Vein	7 g/t	10,600	29.82	10,200	24,700	14.69	11,700
1.0 g/t cut off	1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500
Total		636,300	8.78	177,000	1,243,200	4.32	172,900

A further important result of the new resource calculation was the interpretation that high-grade mineralization in the B vein has a trend significantly different than previously thought. This interpretation provides a major focus for future efforts to expand the high grade resource by drilling.

Both the bulk tonnage and high grade vein resources are open along strike in both directions and to depth. In 2001 a possible extension to the B and WD vein systems was found by trenching roughly two km along strike to the east, on the other side of an area of overburden cover. Grab samples of the vein material taken at surface returned averaged analyses of 0.922 oz/ton (31.6 grams/tonne) gold and 3.04 oz/ton silver (104.4 grams/tonne). A 0.5 by 0.5 m panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton gold (21.8 grams/tonne) and 0.96 oz/ton (32.9 grams/tonne) silver. This discovery was extremely significant as it adds two kilometres of prospective, unexplored strike length to the high-grade vein system where to date no drilling has been carried out. Almaden is considering the results of this new resources estimate in the planning of a large drill program to begin in later in 2004 which will be designed to test the new trend identified and the bulk tonnage and high grade potential of the vein systems.

Mr. Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. supervised the resource calculation and is the qualified person under the meaning of National Instrument 43-101. The qualified person and supervisor for the 2002 and 2003 exploration drill programs was Wojtek Jakubowski, P. Geo. All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples and standards were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver.

In addition to the Siwash Gold Mine, Almaden has numerous other wholly owned mineral properties and has thirteen active joint ventures on sixteen properties. This includes eight joint venture deals in which other companies are earning an interest in the Almaden projects by spending, and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico. In addition, Almaden is continuing its aggressive exploration efforts in Mexico and Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.